UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ClearSign Technologies Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185064102
(CUSIP Number)

Robert T. Hoffman Sr. c/o clirSPV LLC 119 Warren Avenue, 3rd Floor Spring Lake NJ 07762. (732) 282-0743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS
clirSPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,539,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,539,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
GPclirSPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,539,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,539,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 3 of 9 Page

1	NAMES OF REPORTING PERSONS
Robert T. Hoffman Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
534,483

	8	SHARED VOTING POWER
9,539,857

	9	SOLE DISPOSITIVE POWER
534,483

	10	SHARED DISPOSITIVE POWER
9,539,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,074,340

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 185064102	13D	Page 4 of 9 Page

1	NAMES OF REPORTING PERSONS
Princeton Opportunity Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,539,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,539,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 5 of 9 Page

This Amendment No. 4 (the "Amendment") relating to shares of common stock, par value $0.0001 per share (the "Common Stock"), issued by ClearSign Technologies Corporation (the "Company") is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on July 30, 2018, as amended on October 7, 2020, July 15, 2022, and February 5, 2024 (as so amended, the "Schedule 13D").

Item 3.  Source or Amount of Funds or Other Consideration.
The responses to Item 3 contained in the Reporting Persons initial and subsequent filings on Schedule 13D are incorporated herein by this reference.
In connection with a private placement of Common Stock pursuant to a Securities Purchase Agreement dated June 24, 2024, as amended, the Company granted to clirSPV LLC a right to purchase certain new equity securities that the Company sells for the purpose of raising capital on terms and conditions no different from those offered to other purchasers (the "Participation Right") so that it could maintain a 19.99% percentage ownership of the Common Stock (the "Percentage Ownership").

Item 4.  Purpose of Transaction.

The responses to Item 4 contained in the Reporting Persons initial filing on Schedule 13D are incorporated herein by this reference.

CUSIP No. 185064102	13D	Page 6 of 9 Page

Item 5.  Interest in Securities of ClearSign.
(a) - (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 50,388,407 shares of Common Stock outstanding following the closing of clirSPV LLC's exercise of its Participation Right.
					Sole	Shared
				Shared	power to	power to
				power to	dispose or	dispose or
	Amount			vote or to	to direct	to direct
	beneficially		Sole power to vote	direct the	the	the
Reporting Person	owned	Percent of class	or to direct the vote	vote	disposition	disposition

clirSPV LLC	9,539,857	18.93%	0	9,539,857	0	9,539,857
GPclirSPV LLC	9,539,857	18.93%	0	9,539,857	0	9,539,857
Robert T. Hoffman Sr.	10,074,340	19.99%	534,483	9,539,857	534,483	9,539,857
Princeton Opportunity Management, LLC	9,539,857	18.93%	0	9,539,857	0	9,539,857
clirSPV LLC is the record holder of 6,189,857 shares of Common Stock.

Robert T. Hoffman Sr. is the Managing Member of GPclirSPV LLC, which is the Manager of clirSPV LLC. Robert T. Hoffman Sr. is the Manager of Princeton Opportunity Management LLC, which has an Investment Management Agreement with clirSPV LLC and shares the power to vote the securities beneficially owned by clirSPV LLC. As such, each of GPclirSPV LLC, Robert T. Hoffman and Princeton Opportunity Management LLC may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by clirSPV LLC.

Robert T. Hoffman Sr. has (i) a self-directed retirement account that holds 110,519 shares of Common Stock of the Company, (ii) 13,153 shares of Common Stock he received for service on the Board of Directors of the Company, and (iii) 224,311 shares of Common Stock that were issued pursuant to restricted stock units upon his resignation as a member of the Board of Directors.  Robert T. Hoffman Sr. also holds options to purchase 186,500 shares of Common Stock of the Company. clirSPV also holds (y) pre-funded warrants with respect to 1,343,000 shares of Common Stock that are exercisable as of June 24, 2024, and (z) redeemable purchase warrants with respect to 7,039,500 shares of Common Stock that are not exercisable until December 24, 2024. Robert T. Hoffman Sr. has agreed that he would not have the right to acquire any shares of Common Stock from the Company, including upon the exercise of stock options, pre-funded warrants, and redeemable purchase warrants, to the extent that such issuance, when aggregated with any other Common Stock beneficially owned by him, clirSPV LLC and their Affiliates and any other Persons (as defined in the Agreement) or entities whose beneficial ownership of Common Stock would be aggregated with clirSPV LLC's for purposes of Section 13(d) of the Exchange Act (as defined in the Agreement) (including any shares held by any "group" of which

CUSIP No. 185064102	13D	Page 7 of 9 Page

the SPV is a member), would result in a "change of control" of the Company within the meaning of Nasdaq Listing Rule 5635(b), except that such limitation will not apply in the event that the Company obtains all necessary shareholder approvals for such issuance in accordance with the Nasdaq Listing Rules

(c)	Except as described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Common Stock.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 185064102	13D	Page 8 of 9 Page

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024

CLIRSPV LLC
By:	GPCLIRSPV LLC

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

GPCLIRSPV LLC

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

CUSIP No. 185064102	13D	Page 9 of 9 Page

SCHEDULE A
The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is 119 Warren Avenue, 3rd Floor, Spring Lake NJ 07762.
CLIRSPV LLC
Name	Manager

	Present Principal Occupation or Employment	Citizenship/Place of Organization
GPclirSPV LLC	Manager of clirSPV LLC	Delaware
Princeton Opportunity Management LLC	Investment Manager pursuant to Investment Management Agreement	Delaware

GPCLIRSPV LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

PRINCETON OPPORTUNITY MANAGEMENT LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States